Exhibit 99.1

Dingdong (Cayman) Limited Announces Fourth Quarter 2022 Financial Results

SHANGHAI, February 13, 2023 — Dingdong (Cayman) Limited (“Dingdong” or the “Company”) (NYSE: DDL), a leading fresh grocery e-commerce company in China, with advanced supply chain capabilities, today announced its unaudited financial results for the quarter ended December 31, 2022.

Fourth Quarter 2022 Highlights:

•	GMV for the fourth quarter of 2022 increased by 12.7% year over year to RMB6,769.5 million (US$981.5 million) from RMB6,004.0 million in the same quarter of 2021.

•	Total revenues for the fourth quarter of 2022 increased by 13.1% year over year to RMB6,200.6 million (US$899.0 million) from RMB5,483.5 million in the same quarter of 2021.

•	Non-GAAP net income for the fourth quarter of 2022 was RMB115.8 million (US$16.8 million), compared with non-GAAP net loss of RMB1,034.1 million in the same quarter of 2021.

Mr. Changlin Liang, Founder and Chief Executive Officer of Dingdong, stated,

“In the fourth quarter of 2022, we recorded GAAP net profit for the first time of RMB49.9 million, with non-GAAP net profit of RMB115.8 million. Meanwhile, our operating net cash inflow in the fourth quarter was RMB682.1 million. We have also achieved positive operating cash flow for the full year of 2022. We believe that this strong cash position speaks volumes about our resilience in adversity. We will hold course on our current development strategy while remaining innovative. Specifically speaking, we will deepen our penetration into existing markets and continuously tap into our users’ needs to achieve profitability. At the same time, we will emphasize innovation, particularly in food products, to develop and launch new food products catering to a broader range of users. We firmly believe that we will be able to realize our vision and mission, create value for our consumers and society, and create long-term and sustainable value for our shareholders.”

Ms. Le Yu, Chief Strategy Officer of Dingdong, stated,

“Covid-19 only mildly impacted our covered cities and regions in October and November, and our fourth quarter entered a trajectory of profitability in October. To break it down monthly, we achieved a positive non-GAAP net profit in October and a positive GAAP net profit in November and December. It’s been five years since Dingdong was founded in 2017, and we are pleased to see our efforts pay off and our business model proven. Looking ahead to 2023, we are confident of achieving non-GAAP break-even for both the first quarter and the full year of 2023.”

Fourth Quarter 2022 Financial Results

Total revenues were RMB6,200.6 million (US$899.0 million), representing an increase of 13.1% from the same period of 2021, primarily driven by the robust growth in the Company’s GMV, with a higher conversion ratio from GMV to revenue.

•	Product Revenues were RMB6,138.0 million (US$889.9 million), an increase of 13.4% from RMB5,413.9 million in the same quarter of 2021, primarily driven by the increase in average order value.

•

Service Revenues were RMB62.7 million (US$9.1 million), a decrease of 9.9% from RMB69.6 million in the same quarter of 2021, primarily because of the Company’s proactive optimization of its membership structure to acquire and retain higher-value users.

Total operating costs and expenses were RMB6,155.1 million (US$892.4 million), a decrease of 5.6% from RMB6,523.2 million in the same quarter of 2021, with a detailed breakdown as below.

•

Cost of goods sold was RMB4,162.0 million (US$603.4 million), an increase of 5.0% from RMB3,964.8 million in the same quarter of 2021. Cost of goods sold as a percentage of revenues decreased to 67.1% from 72.3% in the same quarter of 2021, primarily due to improvements in product development capabilities. Gross margin was 32.9%, a significant improvement from 27.7% in the same quarter of 2021.

•

Fulfillment expenses were RMB1,493.6 million (US$216.6 million), a decrease of 16.4% from RMB1,786.3 million in the same quarter of 2021. Fulfillment expenses as a percentage of total revenues decreased to 24.1% from 32.6% in the same quarter of 2021, mainly driven by the increase in average order value and improved frontline fulfillment labor efficiency.

•

Sales and marketing expenses were RMB91.1 million (US$13.2 million), a decrease of 74.5% from RMB358.0 million in the same quarter of 2021, as user acquisition cost per new transacting user decreased due to the Company’s improved product development capabilities and increasingly established brand image.

•

General and administrative expenses were RMB149.3 million (US$21.7 million), an increase of 15.4% from RMB129.4 million in the same quarter of 2021. General and administrative expenses as a percentage of total revenues remained stable at 2.4%.

•

Product development expenses were RMB259.0 million (US$37.5 million), a decrease of 9.0% from RMB284.7 million in the same quarter of 2021. The Company continued its investments in product development capabilities, agricultural technology, data algorithms, and other technology infrastructure.

Income from operations was RMB52.0 million (US$7.5 million), compared with operating loss of RMB1,073.3 million in the same quarter of 2021.

Net income was RMB49.9 million (US$7.2 million), compared with net loss of RMB1,096.3 million in the same quarter of 2021.

Non-GAAP net income, which is a non-GAAP measure that excludes share-based compensation expenses, was RMB115.8 million (US$16.8 million), a significant improvement from non-GAAP net loss of RMB1,034.1 million in the same quarter of 2021. In addition, non-GAAP net margin, which is the Company’s non-GAAP net income / (loss) as a percentage of revenues, improved to 1.9% from negative 18.9% in the same quarter of 2021.

Basic and diluted net income per share were RMB0.15 (US$0.02), compared with net loss per share of RMB3.38 in the same quarter of 2021. Non-GAAP net income per share, basic and diluted, was RMB0.35 (US$0.05), compared with non-GAAP net loss per share of RMB3.19 in the same quarter of 2021.

Cash and cash equivalents and short-term investments were RMB6,493.0 million (US$941.4 million) as of December 31, 2022, compared with RMB5,231.1 million as of December 31, 2021.

Conference Call

The Company’s management will hold an earnings conference call at 8:00 A.M. Eastern Time on Monday, February 13, 2023 (9:00 P.M. Beijing Time on the same day) to discuss the financial results. The presentation and question and answer session will be presented in both Mandarin and English. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Conference ID:	6437553

The replay will be accessible through February 20, 2023 by dialing the following numbers:

International:	1-412-317-0088
United States:	1-877-344-7529
Access Code:	8634168

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.100.me.

About Dingdong (Cayman) Limited

We are a leading fresh grocery e-commerce company in China, with sustainable long-term growth. We directly provide users and households with fresh produce, prepared food, and other food products through a convenient and excellent shopping experience supported by an extensive self-operated frontline fulfillment grid. Leveraging our deep insights into consumers’ evolving needs and our strong food innovation capabilities, we have successfully launched a series of private label products spanning a variety of food categories. Many of our private label products are produced at our Dingdong production plants, allowing us to more efficiently produce and offer safe and high-quality food products. We aim to be Chinese families’ first choice for food shopping.

For more information, please visit: https://ir.100.me.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP net (loss)/income, non-GAAP net margin, non-GAAP net (loss)/income attributable to ordinary shareholders and non-GAAP net (loss)/income per share, basic and diluted, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges and do not correlate to any operating activity trends. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. The Company’s definition of non-GAAP financial measures may differ from those of industry peers and may not be comparable with their non-GAAP financial measures.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8972 to US$1.00, the exchange rate on December 31, 2022 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, business outlook and quotations from management in this announcement, as well as Dingdong’s strategic and operational plans, contain forward-looking statements. Dingdong may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Dingdong’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dingdong’s goals and strategies; Dingdong’s future business development, financial conditions, and results of operations; the expected outlook of the fresh grocery ecommerce market in China; Dingdong’s expectations regarding demand for and market acceptance of its products and services; Dingdong’s expectations regarding its relationships with its users, clients, business partners, and other stakeholders; competition in Dingdong’s industry; and relevant government policies and regulations relating to Dingdong’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Dingdong Fresh

ir@100.me

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$)

	As of
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	662,768	1,856,187	269,122
Restricted cash	7,664	2,763	401
Short-term investments	4,568,346	4,636,774	672,269
Accounts receivable, net	191,519	141,468	20,511
Inventories	537,472	604,884	87,700
Advance to suppliers	86,711	83,835	12,155
Prepayments and other current assets	461,843	170,336	24,696

Total current assets	6,516,323	7,496,247	1,086,854
Non-current assets:
Property and equipment, net	472,371	314,980	45,668
Operating lease right-of-use assets	2,245,571	1,425,117	206,622
Other non-current assets	185,793	145,563	21,105

Total non-current assets	2,903,735	1,885,660	273,395

TOTAL ASSETS	9,420,058	9,381,907	1,360,249

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	2,058,624	1,886,689	273,544
Customer advances and deferred revenue	243,480	253,010	36,683
Accrued expenses and other current liabilities	653,261	810,963	117,579
Salary and welfare payable	244,740	329,104	47,716
Operating lease liabilities	969,494	693,496	100,547
Short-term borrowings	3,121,046	4,237,978	614,449
Current portion of long-term borrowings	57,875	—	—

Total current liabilities	7,348,520	8,211,240	1,190,518
Non-current liabilities:
Operating lease liabilities	1,244,096	678,000	98,301
Other non-current liabilities	69,373	75,000	10,874

Total non-current liabilities	1,313,469	753,000	109,175

TOTAL LIABILITIES	8,661,989	8,964,240	1,299,693

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$)

	As of
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$
		(Unaudited)
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (CONTINUED)
Mezzanine Equity:
Redeemable noncontrolling interests	30,000	107,490	15,585

TOTAL MEZZANINE EQUITY	30,000	107,490	15,585

Shareholders’ equity
Ordinary shares	4	4	1
Additional paid-in capital	13,685,062	13,922,811	2,018,618
Treasury stock	(7,042)	(20,666)	(2,997)
Accumulated deficit	(12,765,713)	(13,580,086)	(1,968,928)
Accumulated other comprehensive loss	(184,242)	(11,886)	(1,723)

TOTAL SHAREHOLDERS’ EQUITY	728,069	310,177	44,971

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	9,420,058	9,381,907	1,360,249

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) / INCOME

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended December 31,
	2021	2022	2022
	RMB	RMB	US$
	(Unaudited)
Revenues:
Product revenues	5,413,928	6,137,968	889,922
Service revenues	69,594	62,676	9,087

Total revenues	5,483,522	6,200,644	899,009

Operating costs and expenses:
Cost of goods sold	(3,964,800)	(4,161,982)	(603,431)
Fulfillment expenses	(1,786,262)	(1,493,644)	(216,558)
Sales and marketing expenses	(357,971)	(91,135)	(13,213)
Product development expenses	(284,740)	(258,974)	(37,548)
General and administrative expenses	(129,417)	(149,331)	(21,651)

Total operating costs and expenses	(6,523,190)	(6,155,066)	(892,401)

Other operating (expenses) / income, net	(33,627)	6,417	930

(Loss) / Income from operations	(1,073,295)	51,995	7,538
Interest income	12,167	33,085	4,797
Interest expenses	(25,975)	(35,514)	(5,149)
Other income, net	137	311	45

(Loss) / Income before income tax	(1,086,966)	49,877	7,231

Income tax expenses	(9,373)	—	—

Net (loss) / income	(1,096,339)	49,877	7,231

Accretion of redeemable noncontrolling interests	—	(2,065)	(299)

Net (loss) / income attributable to ordinary shareholders	(1,096,339)	47,812	6,932

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) / INCOME (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended December 31,
	2021	2022	2022
	RMB	RMB	US$
	(Unaudited)
Net (loss) / income per Class A and Class B ordinary share:
Basic	(3.38)	0.15	0.02
Diluted	(3.38)	0.15	0.02
Shares used in net (loss) / income per Class A and Class B ordinary share computation:
Basic	324,708,900	324,330,913	324,330,913
Diluted	324,708,900	328,081,773	328,081,773
Other comprehensive (loss) / income, net of tax of nil:
Foreign currency translation adjustments	(99,105)	(36,617)	(5,309)

Comprehensive (loss) / income	(1,195,444)	13,260	1,922

Accretion of redeemable noncontrolling interests	—	(2,065)	(299)

Comprehensive (loss) / income attributable to ordinary shareholders	(1,195,444)	11,195	1,623

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended December 31,
	2021	2022	2022
	RMB	RMB	US$
	(Unaudited)
Net cash (used in) / generated from operating activities	(1,761,736)	682,118	98,898

Net cash used in investing activities	(1,058,287)	(230,500)	(33,419)

Net cash generated from / (used in) financing activities	413,536	(10,843)	(1,572)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(27,197)	660	96
Net (decrease) / increase in cash and cash equivalents and restricted cash	(2,433,684)	441,435	64,003

Cash and cash equivalents and restricted cash at the beginning of the period	3,104,116	1,417,515	205,520

Cash and cash equivalents and restricted cash at the end of the period	670,432	1,858,950	269,523

DINGDONG (CAYMAN) LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended December 31,
	2021	2022	2022
	RMB	RMB	US$
	(Unaudited)
Net (loss) / income	(1,096,339)	49,877	7,231
Add: share-based compensation expenses (1)	62,287	65,907	9,555

Non-GAAP net (loss) / income	(1,034,052)	115,784	16,786

Net (loss) / income margin	(20.0%)	0.8%
Add: share-based compensation expenses	1.1%	1.1%

Non-GAAP net (loss) / income margin	(18.9%)	1.9%

Net (loss) / income attributable to ordinary shareholders	(1,096,339)	47,812	6,932
Add: share-based compensation expenses (1)	62,287	65,907	9,555

Non-GAAP net (loss) / income attributable to ordinary shareholders	(1,034,052)	113,719	16,487

Net (loss) / income per Class A and Class B ordinary share:
Basic and diluted	(3.38)	0.15	0.02
Add: share-based compensation expenses	0.19	0.20	0.03

Non-GAAP net (loss) / income per Class A and Class B ordinary share:
Basic and diluted	(3.19)	0.35	0.05

(1)	Share-based compensation expenses are recognized as follows:

	For the three months ended December 31,
	2021	2022	2022
	RMB	RMB	US$
	(Unaudited)
Fulfillment expenses	11,981	11,893	1,724
Sales and marketing expenses	6,246	3,284	476
Product development expenses	28,075	32,258	4,677
General and administrative expenses	15,985	18,472	2,678

Total	62,287	65,907	9,555